Exhibit A

Execution Version

AMENDED AND RESTATED CONSORTIUM AGREEMENT

THIS AMENDED AND RESTATED CONSORTIUM AGREEMENT, dated March 18, 2014 (this “Agreement”, including all schedules annexed hereto, as hereafter from time to time amended, modified, supplemented, renewed or replaced), among Ms. Na Lai Chiu (the “Chairwoman”), Valuetrue Investments Limited, a British Virgin Islands company wholly-owned by the Chairwoman (“Valuetrue Investments”), Mr. Shing Yung Ma (the “Founder”), Grow Grand Limited, a British Virgin Islands company wholly-owned by the Founder (“Grow Grand” and, together with the Chairwoman, Valuetrue Investments and the Founder, the “Founder Parties”), SC China Holdings Limited, a Cayman Islands company, on behalf of funds managed and/or advised by it and its and their Affiliates (“Sequoia”) and Yiheng Capital, LLC, a Delaware limited liability company, on behalf of funds managed and/or advised by it and its and their Affiliates (“Yiheng” and, together with Sequoia, the “Sponsors” and each a “Sponsor”). Each of the Sponsors and the Founder Parties is referred to herein as a “Consortium Member” and, collectively, the “Consortium.” Unless otherwise defined herein, capitalized terms are defined in Section 10.1 hereof.

WHEREAS, the Founder Parties and Sequoia have previously entered into a Consortium Agreement dated May 21, 2013 (the “Original Consortium Agreement”) in which the Founder Parties and Sequoia agreed to form a consortium, subject to and upon the terms of the Original Consortium Agreement, for the purpose of undertaking a proposed acquisition transaction (the “Transaction”) with respect to Le Gaga Holdings Limited, a company incorporated under the laws of the Cayman Islands with ADSs listed on the NASDAQ Global Select Market under the symbol “GAGA” (the “Target”), pursuant to which the Target would be delisted from the NASDAQ Global Select Market and deregistered under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”);

WHEREAS, in connection with the Transaction, the Chairwoman, the Founder and Sequoia have previously submitted a non-binding proposal dated May 21, 2013, a copy of which is attached hereto as Schedule A (the “Proposal”), to the board of directors of the Target (the “Target Board”) in connection with the Transaction;

WHEREAS, on the date hereof, the Founder Parties, Sequoia and Yiheng have mutually agreed that Yiheng shall, subject to the terms and conditions of this Agreement and the Merger Agreement (as defined below), be included as a member of the Consortium for the purpose of evaluating, negotiating and implementing the Transaction;

WHEREAS, as a condition to Yiheng joining the Consortium and in accordance with Section 9.4 of the Original Consortium Agreement, the Consortium Members hereby agree to amend and restate as of the date hereof the Original Consortium Agreement in its entirety as set forth in this Agreement;

WHEREAS, (a) in connection with the Transaction, the Consortium Members propose to form a new company (“Holdco”) under the laws of the Cayman Islands, and to cause Holdco to form a direct or indirect wholly-owned subsidiary (“Acquisition Company”) under the laws of the Cayman Islands, and (b) at the closing of the Transaction (the “Closing”), the Consortium Members intend that

Acquisition Company will be merged with and into the Target, with the Target being the surviving company and becoming a wholly-owned subsidiary of Holdco (the “Surviving Company”); and

WHEREAS, in accordance with the terms of this Agreement, the Consortium will conduct (a) an evaluation of the Target and its business, (b) discussions regarding the Proposal with the Target, and (c) the negotiation of the terms of definitive documentation in connection with the Transaction (in which negotiations the Consortium expects that the Target will be represented by a special committee of independent and disinterested directors of the Target Board (the “Special Committee”)), including, without limitation, an agreement and plan of merger in form and substance to be agreed by the Consortium and the Target (the “Merger Agreement”), which shall be subject to the approval of the shareholders of the Target.

NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual agreements and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Consortium Members, intending to be legally bound, hereby amend and restate the Original Consortium Agreement as follows:

1.	Proposal; Holdco Ownership; Other Agreements

1.1 Participation in Transaction. The Consortium Members agree to participate in the Transaction on the terms set forth in this Agreement.

1.2 Proposal. The Chairwoman, the Founder and Sequoia submitted the Proposal to the Target Board on May 21, 2013. The Consortium shall, or shall continue to, (a) conduct an evaluation of the Target and its business; (b) engage in discussions with the Target regarding the Proposal; and (c) negotiate in good faith the terms of definitive documentation in respect of the Transaction, including, without limitation, the Merger Agreement.

The Consortium Members further agree to negotiate in good faith to reach agreement on a shareholders agreement that would, among other things, govern the relationship of the shareholders in Holdco following the Closing, and contain provisions customary for transactions of this type, as well as the terms of any other agreements among the Consortium Members required to support the Proposal or to regulate the relationship among the Consortium Members.

1.3 Holdco Ownership and Arrangements.

(a) Prior to the execution of the Merger Agreement, the Consortium Members shall (i) incorporate Holdco and shall cause Holdco to incorporate one or more wholly-owned subsidiaries, including Acquisition Company, and (ii) negotiate in good faith the terms of the memorandum and articles of association of Holdco and each such subsidiary. The memorandum and articles of association of Acquisition Company shall become the memorandum and articles of association of the Surviving Company at the Closing.

(b) Each Consortium Member’s ownership percentage in Holdco shall be based on the amount of cash paid, and the agreed-upon value of any other consideration contributed, by it to Holdco relative to the aggregate amount of cash paid, and the aggregate agreed-upon value of any other consideration contributed, by all of the Consortium Members to Holdco in connection with the Transaction. Specifically, each Consortium Member agrees to contribute or cause to be contributed to Holdco at the Closing, in exchange for newly issued equity interests in Holdco, all of the Target Securities then held by it (and its Affiliates) based on the same per share consideration as provided in the Merger Agreement, except as may otherwise be agreed by the Consortium Members. For the avoidance of doubt, the Consortium Members agree that the obligation of the Consortium Members to purchase and pay for any Holdco shares shall be subject to the satisfaction or waiver of the various conditions to the obligations of Holdco and Acquisition Company to be set forth in the Merger Agreement.

(c) To finance a portion of the cash needed by Holdco for payment of the consideration in the Transaction, in connection with the execution of the Merger Agreement, (i) each Consortium Member shall enter into a roll-over agreement in customary form, pursuant to which it will contribute at the Closing all Target Securities owned by it to Holdco, and (ii) Yiheng shall deliver an equity commitment letter in customary form pursuant to which it will fund, at the Closing, cash to Holdco in such amount as set forth in Schedule B.

(d) The Founder Parties may in their reasonable discretion admit one or more additional investor(s) to the Consortium as additional sponsor(s) (including limited partners of the Sponsors) to provide additional equity capital for the consummation of the Transaction; provided that the Founder Parties shall consult with each Sponsor in advance and the admission of such additional sponsor(s) shall be subject to each Sponsor’s consent (which consent shall not be unreasonably withheld, delayed or conditioned). Any additional sponsor admitted to the Consortium pursuant to this Section 1.3(d) shall execute an adherence agreement to this Agreement in a form that is reasonably satisfactory to the Consortium Members (the “Adherence Agreement”) and upon its execution of the Adherence Agreement, such additional sponsor shall become an “Additional Sponsor” for purposes of this Agreement. The amount of the equity capital commitment of each Additional Sponsor shall be set forth in Schedule B, which shall be updated from time to time upon the admission of each Additional Sponsor.

1.4 Debt Financing.

(a) The Consortium Members shall use reasonable efforts and cooperate in good faith to arrange debt financing to support the Transaction on terms satisfactory to the Consortium Members (the “Debt Financing”). In order to facilitate the foregoing, the Consortium Members agree that the Founder Parties shall be the lead negotiator to discuss and negotiate on behalf of the Consortium the terms of and the definitive documents for the Debt Financing with banks and other financing sources identified by any Consortium Member in connection with the Debt Financing, and the Founder Parties shall (i) consult with the Sponsors on the terms of all Debt Financing documentation, (ii) not agree to any terms of the Debt Financing that adversely impact any Sponsor without the consent of such Sponsor, (iii) circulate to the Sponsors all drafts of the Debt Financing documentation, and (iv) inform the Sponsors of the status of discussions and negotiations with the sources of the Debt Financing.

(b) Each of the Consortium Members shall (x) furnish the financing banks with financial, know-your-client or other relevant information of such Consortium Member, and (y) take all corporate or other actions reasonably requested by the financing banks to permit the consummation of the Debt Financing, including executing and delivering any ancillary documents or certificates, and other documents as may be reasonably requested by the financing banks.

2.	Participation in Transaction; Advisors; Approvals

2.1 Information Sharing and Roles. Each Consortium Member shall cooperate in good faith in connection with the Proposal and the Transaction, including, without limitation, by (a) complying with any information delivery or other requirements entered into by Holdco, a Consortium Member or an Affiliate of a Consortium Member, and shall not, and shall direct its Representatives not to, whether by their action or omission, breach such arrangements or obligations, (b) participating in meetings and negotiations with the Special Committee and its advisors, (c) executing and complying with any confidentiality agreements reasonably required by the Target, (d), sharing all information reasonably necessary to evaluate the Target and its business, (e) providing each other or Holdco with all information reasonably required concerning such Consortium Member or any other matter relating to such Consortium Member in connection with the Transaction and any other information a Consortium Member may reasonably require in respect of any other Consortium Member and its Affiliates for inclusion in any definitive documentation related to the Transaction, (f) providing timely responses to reasonable requests by any other Consortium Member for information, and (g) applying the level of resources and expertise that such Consortium Member reasonably considers to be necessary and appropriate to meet its obligations under this Agreement. Notwithstanding the foregoing, no Consortium Member is required to make available to the other Consortium Members any of its internal investment committee materials or analyses or any information which it considers commercially sensitive or which is otherwise held subject to an obligation of confidentiality. The Founder Parties shall not provide any information in breach of any of their obligations or fiduciary duties to the Target.

2.2 Appointment of Advisors.

(a) The Consortium Members shall agree to the scope and engagement terms of all joint Advisors to Holdco or the Consortium in connection with the Transaction. Weil, Gotshal & Manges LLP has been selected by the Consortium as international counsel to the Consortium for the Transaction. The Consortium will engage PRC legal counsel and Cayman Islands counsel to the Consortium when required.

(b) If a Consortium Member requires separate representation in connection with specific issues arising out of the Proposal or the Transaction, such Consortium Member may retain other Advisors to advise it; provided, that such Consortium Member shall (i) provide prior notice to the other Consortium Members of such retention, and (ii) be solely responsible for the fees and expenses of such separate Advisors.

2.3 Approvals. Each Consortium Member shall use reasonable best efforts and provide all cooperation as may be reasonably requested by each other Consortium Member to obtain all applicable governmental, statutory, regulatory or other approvals, licenses, waivers or exemptions required or, in the reasonable opinion of such other Consortium Member, desirable for the consummation of the Transaction.

3.	Transaction Costs

3.1 Expenses and Fee Sharing.

(a) Upon consummation of the Transaction, the Surviving Company shall reimburse the Consortium Members for, or pay on behalf of the Consortium Members, as the case may be, all of their out-of-pocket costs and expenses incurred in connection with the Transaction, including, without limitation, the reasonable fees, expenses and disbursements of Advisors retained by the Consortium (other than fees, expenses and disbursements of any separate Advisors retained by a Consortium Member pursuant to Section 2.2(b)).

(b) If the Transaction is not consummated (and Section 3.1(c) below does not apply), the Consortium Members agree that: (i) each Consortium Member shall bear all fees and out-of-pocket expenses separately incurred by it in connection with the Transaction (including, without limitation, any fees, expenses and disbursements of any separate Advisors retained by it pursuant to Section 2.2(b)); and (ii) each Consortium Member shall bear a percentage, equal to its planned equity beneficial ownership percentage of Holdco immediately after the consummation of the Transaction (“Planned Equity Participation”), of all fees and out-of-pocket expenses (A) payable in connection with the Transaction to Advisors to the Consortium retained by the Consortium Members as specified in Section 2.2(a) or any lender or other financing sources or (B) incurred by the Consortium in the defense, pursuit or settlement of any disputes or litigation relating to the Transaction.

(c) If the Transaction is not consummated due to the willful misconduct or unilateral breach of this Agreement by one or more Consortium Members, then the breaching Consortium Member(s) shall reimburse any non-breaching Consortium Member(s) for all of their out-of-pocket costs and expenses, including, without limitation, any fees, expenses and disbursements of Advisors retained by the Consortium Members (which shall include the fees, expenses and disbursements of any separate Advisors retained by a Consortium Member pursuant to Section 2.2(b)), without prejudice to any rights and remedies otherwise available to any non-breaching Consortium Member.

(d) Each Consortium Member shall be entitled to receive a percentage equal to its Planned Equity Participation of any termination, break-up or other fees or amounts payable to Holdco or any subsidiary of Holdco by the Target pursuant to the Merger Agreement, net of the costs and expenses incurred by the Consortium in connection with the Transaction, including, without limitation, the reasonable fees, expenses and disbursements of Advisors retained by the Consortium (other than fees, expenses and disbursements of any separate Advisors retained by a Consortium Member pursuant to Section 2.2(b)).

4.	Exclusivity

4.1 Exclusivity Period. During the period beginning on the date hereof and ending on the earlier of (i) November 21, 2014, and (ii) the termination of this Agreement pursuant to Article 5 (the “Exclusivity Period”), each Consortium Member shall:

(a) work exclusively with the other Consortium Members to implement the Transaction, including, without limitation, to (i) evaluate the Target and its business, (ii) prepare, negotiate and finalize definitive documentation in connection with the Transaction, and (iii) vote, or cause to be voted, at every shareholder or stakeholder meeting (whether by written consent or otherwise) all Target Ordinary Shares and Target Securities held or beneficially owned by such Consortium Member against any Competing Proposal or matter that would facilitate a Competing Proposal and in favor of the Transaction (and any actions required in furtherance thereof);

(b) not, without the written consent of the other Consortium Members, directly or indirectly, either alone or with or through any Affiliate or Representative authorized to act on such Consortium Member’s behalf (i) make a Competing Proposal, or seek, initiate, solicit, encourage, induce, facilitate or join with any other person in the making of, any Competing Proposal, (ii) provide any information to any third party with a view to the third party or any other person pursuing or considering to pursue a Competing Proposal, (iii) finance or offer to finance any Competing Proposal, including, without limitation, by offering any equity or debt financing, or contribution of Target Securities or provision of a voting agreement, in support of any Competing Proposal, (iv) enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, or do, anything that is directly inconsistent with the provisions of this Agreement or the Transaction as contemplated under this Agreement, (v) acquire or dispose of any Target Securities or, directly or indirectly (A) sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell or otherwise transfer or dispose of, an interest in any Target Securities (“Transfer”) or permit any Transfer by any of its Affiliates of an interest in any Target Securities, in each case, except as expressly contemplated under this Agreement and the definitive documentation, (B) enter into any contract, option or other arrangement or understanding with respect to a Transfer or limitation on voting rights of any Target Securities, or any right, title or interest thereto or therein, or (C) deposit any Target Securities into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Target Securities, (vi) take any action that would reasonably be expected to have the effect of preventing, disabling or delaying such Consortium Member from performing its obligations under this Agreement, or (vii) seek, initiate, solicit, encourage, induce, or facilitate any offer, inquiry or proposal from, or enter into any negotiation, discussion, agreement or understanding (whether or not in writing and whether or not legally binding) with, any other person regarding the matters described in Sections 4.1(b)(i) to 4.1(b)(vi);

(c) immediately cease and terminate, and cause to be ceased and terminated, all existing activities, discussions, conversations, negotiations and other communications with all persons conducted heretofore with respect to a Competing Proposal; and

(d) promptly notify the other Consortium Members if it or, to its knowledge, any of its Representatives receives any approach or communication with respect to any Competing Proposal, including in such notice the identity of the other persons involved and the nature and content of the approach or communication, and provide the other Consortium Members with copies of any written communication.

Notwithstanding the foregoing provisions of this Section 4.1, to the extent the Company specifically requests that the Chairwoman or the Founder cooperate in respect of a bona fide written Competing Proposal that was not made, sought, initiated, solicited, or encouraged, induced, facilitated or joined by the Chairwoman or the Founder, as the case may be, and the Chairwoman determines (solely in her capacity as Chairwoman or a member of the Board, and not in her capacity as a shareholder) or the Founder determines (solely in his capacity as the Chief Executive Officer or a member of the Board, and not in his capacity as a shareholder), as applicable, that, based on the written advice of Cayman Islands counsel to the Consortium, that she or he is obligated in such capacity to cooperate with the Company in order to comply with her or his fiduciary duties under Cayman Islands law, the Chairwoman or the Founder, as applicable, may provide such cooperation but only to the extent required to comply with such fiduciary duties in such capacity and in no event shall this clause be used as a means intended primarily to circumvent the exclusivity provisions hereof.

5.	Termination

5.1 Termination Events. Subject to Section 5.2(a), this Agreement shall terminate with respect to all Consortium Members upon the earliest to occur of (a) a written agreement among the Consortium Members to terminate this Agreement, (b) the Closing, and (c) the delivery of a written notice of termination by one Consortium Member to all of the other Consortium Members following the expiration of the Exclusivity Period if at such time no agreement has been reached between the Consortium and the Special Committee in respect of the material terms of the Transaction.

5.2 Effect of Termination.

(a) Upon termination of this Agreement pursuant to Section 5.1, Article 3 (Transaction Costs), Article 5 (Termination), Section 6.2 (Confidentiality), Article 7 (Notices) and Article 9 (Miscellaneous) shall continue to bind the Consortium Members and each Consortium Member shall be liable under Article 3 for its pro rata portion of any costs and expenses incurred by the Consortium Members prior to the termination of this Agreement, unless there was a breach of this Agreement by such Consortium Member prior to the termination, in which case Section 3.1(c) shall apply.

(b) Other than as set forth in Sections 5.2(a) or in respect of a breach of this Agreement by any Consortium Member prior to the termination of this Agreement with respect to such Consortium Member, the Consortium Members shall not otherwise be liable to each other in relation to this Agreement.

6.	Announcements and Confidentiality

6.1 Announcements. The Consortium shall be responsible for any announcements regarding the subject matter of this Agreement and the Transaction (subject to each Consortium Member having a reasonable opportunity to review and comment upon such announcements), and no Consortium Member shall make any such announcements, except to the extent that any announcement is required by law, a court of competent jurisdiction, a regulatory body or international stock exchange, and then only after the form and terms of the announcement have been notified to the other Consortium Members and the other Consortium Members have had a reasonable opportunity to comment thereon, in each case to the extent reasonably practicable.

6.2 Confidentiality.

(a) Except as permitted under Section 6.3, each Consortium Member shall not, and shall direct its Affiliates and Representatives not to, without the prior written consent of the other Consortium Members, disclose any Confidential Information received by it (the “Recipient”) from any other Consortium Member (the “Discloser”) in any manner whatsoever. Each Consortium Member shall not and shall direct its Affiliates and Representatives not to, use any Confidential Information for any purpose other than for the purposes of giving effect to and performing its obligations under this Agreement or evaluating, negotiating and implementing the Transaction.

(b) Subject to Section 6.2(c), the Recipient shall return or destroy (in the Recipient’s sole discretion), upon written request of the Discloser, any Confidential Information which falls within clause (a) of the definition of Confidential Information; provided, that with respect to any electronic data that constitutes Confidential Information, the foregoing obligation shall not apply to any electronic data stored on the back-up tapes of the Recipient’s hardware.

(c) Each Consortium Member may retain copies of the Confidential Information referred to in Section 6.2(b) in order to comply with legal, regulatory or internal policy requirements.

(d) Each Consortium Member acknowledges that, in relation to Confidential Information received from the other Consortium Members, the obligations contained in this Section 6.2 shall continue to apply for a period of 12 months following termination of this Agreement pursuant to Article 5, unless otherwise agreed in writing.

6.3 Permitted Disclosures. A Consortium Member may disclose Confidential Information (a) to those of its Affiliates and Representatives as such Consortium Member reasonably deems necessary to give effect to, perform its obligations under or enforce this Agreement or evaluate, negotiate and implement the Transaction, but only on a confidential basis, or (b) if required by law or a court of competent jurisdiction, the United States Securities and Exchange Commission or any other regulatory body or international stock exchange having jurisdiction over a Consortium Member or pursuant to whose rules and regulations such disclosure is required to be made, but only after the form and terms of such disclosure have been notified to the other Consortium Members and the other Consortium Members have had a reasonable opportunity to comment thereon, in each case to the extent reasonably practicable.

7.	Notices

7.1 Any notice, request, instruction or other document to be provided hereunder by any Consortium Member to another Consortium Member shall be in writing and delivered personally or sent by facsimile, overnight courier or electronic mail, to the address, facsimile number or electronic mail address provided under the other Consortium Member’s signature page hereto, or to any other address, facsimile number or electronic mail address as a Consortium Member may hereafter specify for the purpose by notice to the other Consortium Members. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. (local time) on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

8.	Representations and Warranties

8.1 Representations and Warranties. Each Consortium Member hereby represents and warrants, on behalf of such Consortium Member only, to the other Consortium Members that (a) it has the requisite power and authority to execute, deliver and perform this Agreement; (b) the execution, delivery and performance of this Agreement by it have been duly authorized by all necessary action on the part of such Consortium Member and no additional proceedings are necessary to approve this Agreement; (c) this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of such Consortium Member enforceable against it in accordance with the terms hereof; (d) its execution, delivery and performance (including, without limitation, the provision and exchange of information) of this Agreement will not (i) conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any material contract or agreement to which such Consortium Member is a party or by which such Consortium Member is bound, or any office such Consortium Member holds, (ii) violate any order, writ, injunction, decree or statute, or any rule or regulation, applicable to such Consortium Member or any of its properties and assets, or (iii) result in the creation of, or impose any obligation on such Consortium Member to create, any lien, charge or other encumbrance of any nature whatsoever upon such Consortium Member’s properties or assets; and (e) no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of such Consortium Member.

8.2 Target Ordinary Shares. As of the date of this Agreement, (a) the Consortium Members hold (i) of record the number of Target Ordinary Shares set forth under the heading “Target Ordinary Shares” next to their names on Schedule C hereto, (ii) the number of ADSs set forth under the heading “ADSs” next to their names on Schedule C hereto, and (iii) the number of outstanding Target Securities (other than Target Ordinary Shares and ADSs) set forth under the heading “Other Target Securities” next to their names on Schedule C hereto, in each case free and clear of any encumbrances or restrictions; (b) the Chairwoman, as the director of Valuetrue Investments, has the sole right to control the voting and disposition of the Target Ordinary Shares, ADSs and any other Target

Securities held by Valuetrue Investments; (c) the Founder, as the director of Grow Grand, has the sole right to control the voting and disposition of the Target Ordinary Shares, ADSs and any other Target Securities held by Grow Grand; and (d) none of the Consortium Members or their respective Affiliates owns, directly or indirectly, any Target Ordinary Shares, ADSs or other Target Securities, other than as set forth on Schedule C hereto. For purposes of Section 8.2(d), “owns” means a Consortium Member (x) is the record holder of such security or (y) is the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such security.

8.3 Reliance. Each Consortium Member acknowledges that the other Consortium Members have entered into this Agreement on the basis of and reliance upon (among other things) the representations and warranties in Sections 8.1 and 8.2 and have been induced by them to enter into this Agreement.

9.	Miscellaneous

9.1 Entire Agreement. This Agreement constitutes the entire agreement among the Consortium Members and supersedes any previous oral or written agreements or arrangements among them or between any of them relating to its subject matter.

9.2 Further Assurances. Each Consortium Member shall use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Consortium Members in doing, all things necessary, proper or advisable to carry out the intent and purposes of this Agreement.

9.3 Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the Consortium Members to the maximum extent possible. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

9.4 Amendments; Waivers. Neither this Agreement nor any term hereof may be amended or otherwise modified other than by an instrument in writing signed by each of the Consortium Members. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the Consortium Member against whom the enforcement of such waiver, discharge or termination is sought. No failure or delay by any Consortium Member in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

9.5 Assignment; No Third Party Beneficiaries. Other than as provided herein, the rights and obligations of each Consortium Member shall not be assigned without the prior consent of the other Consortium Members; provided, however, that Sequoia may assign its rights and obligations under this Agreement, in whole or in part, to any affiliated investment funds of Sequoia, any investment vehicle of Sequoia or such funds or any other co-investors of Sequoia or such funds (as the case may be) so long as Sequoia shall remain subject to its obligations under this Agreement. This Agreement shall be binding upon the respective heirs, successors, legal representatives and permitted assigns of the Consortium Members. Nothing in this Agreement shall be construed as giving any person, other than the Consortium Members and their heirs, successors, legal representatives and permitted assigns any right, remedy or claim under or in respect of this Agreement or any provision hereof.

9.6 No Partnership or Agency. The Consortium Members are independent and nothing in this Agreement constitutes a Consortium Member as the trustee, fiduciary, agent, employee, partner or joint venturer of any other Consortium Members.

9.7 Counterparts. This Agreement may be executed in counterparts and all counterparts taken together shall constitute one document.

9.8 Governing Law. This Agreement and all matters arising out of or relating to this Agreement shall be governed in all respects by the laws of Hong Kong, without reference to any conflicts of law provisions.

9.9 Dispute Resolution.

(a) Any disputes, actions and proceedings (“Disputes”) against any Consortium Member or arising out of or in any way relating to this Agreement shall be resolved through consultation between the parties to the Dispute. Consultation shall begin immediately after one party to the Dispute has delivered to the other party to the Dispute a request for consultation (the “Request for Consultation”).

(b) Any Dispute not resolved by the parties within 30 days after delivery of a Request for Consultation will be subject to the exclusive jurisdiction of any court of competent jurisdiction in Hong Kong. The Consortium Members irrevocably and unconditionally submit to the jurisdiction of any such court and waive any defenses based on lack of personal jurisdiction, venue or inconvenient forum.

(c) Any Consortium Member may, to the extent permitted under the laws of the jurisdiction where application is made, seek an interim injunction from a court or other authority with competent jurisdiction and, notwithstanding that this Agreement is governed by the laws of Hong Kong, a court or authority hearing an application for injunctive relief may apply the procedural law of the jurisdiction where the court or other authority is located in determining whether to grant the interim injunction.

9.10 Specific Performance. Each Consortium Member acknowledges and agrees that the other Consortium Members would be irreparably injured by a breach of this Agreement by it and that money damages alone are an inadequate remedy for actual or threatened breach of this Agreement. Accordingly, each Consortium Member shall be entitled to specific performance or injunctive or other equitable relief (without posting a bond or other security) to enforce or prevent any violations of any provision of this Agreement, in addition to all other rights and remedies available at law or in equity to such Consortium Member, including, without limitation, the right to claim money damages for breach of any provision of this Agreement.

9.11 Limitation on Liability. The obligation of each Consortium Member under this Agreement is several (and not joint or joint and several).

9.12 Effectiveness; Status of Original Consortium Agreement. This Agreement is effective as of the date hereof and supersedes and replaces the Original Consortium Agreement in its entirety. The Original Consortium Agreement shall have no further force and effect from and following the date hereof.

10.	Definitions and Interpretations

10.1 Definitions. In this Agreement, unless the context requires otherwise:

“ADSs” means the Target’s American Depositary Shares, each representing 50 Target Ordinary Shares.

“Advisors” means any advisors or consultants of Holdco, Acquisition Company, any other subsidiary of Holdco and the Consortium Members, in each case appointed in connection with the Transaction.

“Affiliate” means, with respect to any person, any other person that, directly or indirectly, Controls, is Controlled by or is under common Control with such specified person and “Affiliates” shall be construed accordingly.

“Business Day” means any day (other than a Saturday or a Sunday) on which banks generally are open in the People’s Republic of China, Hong Kong and in New York, New York, for the transaction of normal banking business.

“Competing Proposal” means a proposal, offer or invitation to the Target, Sequoia, any of the Founder Parties or any of their respective Affiliates (other than the Proposal), that involves the direct or indirect acquisition of 10% or more of any class of Target Securities, a sale of all or any significant amount of the assets of the Target, a merger, business combination, consolidation, restructuring, reorganization, or recapitalization involving the Target, a change of control of the Target or any other transaction that could adversely affect, prevent or materially reduce the likelihood of the consummation of the Transaction with the Consortium.

“Confidential Information” includes (a) all written, oral or other information obtained in confidence by one Consortium Member from any other Consortium Member in connection with this Agreement or the Transaction, unless such information (i) is already known to such Consortium Member or to others not known by such Consortium Member to be bound by a duty of confidentiality, (ii) is or becomes publicly available other than through a breach of this Agreement by such Consortium Member or its Representatives, or (iii) is independently developed by such Consortium Member or its Representatives without use of Confidential Information, and (b) the existence or terms of, and any negotiations or discussions relating to, this Agreement, the Proposal and any definitive documentation, including, without limitation, the Merger Agreement.

“Control” means the possession, directly or indirectly, of the power to direct the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

“Representative” of a Consortium Member means that Consortium Member’s employees, directors, officers, partners, members, nominees, agents, advisors (including, without limitation, legal counsel, accountants, consultants and financial advisors), potential sources of equity or debt financing, and any representatives of the foregoing. The Representatives shall include the Advisors.

“Target Ordinary Shares” means the issued and outstanding ordinary shares, par value US$0.01 per share, of the Target.

“Target Securities” means shares, warrants, options and any other securities or instruments which are convertible into or exercisable for shares or other equity of the Target, including, without limitation, the Target Ordinary Shares and the ADSs.

10.2 Headings. Section and paragraph headings are inserted for ease of reference only and shall not affect construction.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Consortium Members have caused this Agreement to be executed and delivered as of the date first written above.

FOUNDER PARTIES:

NA LAI CHIU

/s/ NA LAI CHIU

VALUETRUE INVESTMENTS LIMITED

By:	/s/ Na Lai Chiu
Name:	Na Lai Chiu
Title:	Director

SHING YUNG MA

/s/ SHING YUNG MA

GROW GRAND LIMITED

By:	/s/ Shing Yung Ma
Name:	Shing Yung Ma
Title:	Director

Address for the Founder Parties:

Le Gaga Holdings Limited Unit 1105, The Metropolis Tower 10 Metropolis Drive Hung Hom, Kowloon, Hong Kong

Attention:	Na Lai Chiu and Shing Yung Ma
Fax:	+852 3167 7227

SEQUOIA:

SC CHINA HOLDINGS LIMITED

By:	/s/ Kok Wai Yee
Name:	Kok Wai Yee
Title:	Authorized Signatory

Address for Sequoia:

SC China Holdings Limited Suite 2215, 22/F, Two Pacific Place 88 Queensway Road Hong Kong

Attention:	Kok Wai Yee (Wendy)
Fax:	+852 2501 5249

YIHENG:

YIHENG CAPITAL, LLC

By:	/s/ Yuangshan Guo
Name:	Yuanshan Guo
Title:	Authorized Signatory

Address for Yiheng:

Yiheng Capital, LLC 1 Montgomery St. Ste 3450 San Francisco, CA 94104

Attention:	Yuanshan Guo
Fax:	+1 415 875 5609

In each case, with a copy to:

Weil, Gotshal & Manges LLP 29/F, Alexandra House 18 Chater Road Central, Hong Kong

Attention:	Akiko Mikumo Steve Xiang
Fax:	+852 3015 9354

*********

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP Suite 2101, Building C, Yintai Center #2 Jianguomenwai Ave., Chaoyang District Beijing 100022, People’s Republic of China

Attention:	Steven Liu
Fax:	+86 10 5680 3889